Exhibit 99.1

Evogene to Transfer Stock Exchange Listing to NASDAQ
Company shares to continue to be traded under ticker symbol “EVGN”

Rehovot, Israel – December 19, 2016 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries, announced today that it will transfer its stock exchange listing to the NASDAQ Global Market (“NASDAQ”) from the New York Stock Exchange (“NYSE”). Evogene’s  ordinary shares will continue to trade on the NYSE until the market close on December 29, 2016.  The Company expects its ordinary shares will begin trading on NASDAQ on December 30, 2016, and its shares will continue to trade under the ticker symbol “EVGN”.

“NASDAQ is home to many of the world’s most innovative companies,” said Ofer Haviv, President and Chief Executive Officer of Evogene. “Evogene’s biological expertise combined with our cutting-edge computational capabilities, positions us as a driving force behind the development of the next-generation of agriculture products, and we are proud to be part of a marketplace that nurtures young, growth oriented companies as we continue to deliver on our long-term vision.”

“We are excited to welcome Evogene to the NASDAQ family. Evogene is a market leader in the field of crop productivity improvement through biotechnology and one of the innovative companies from Israel which is striving to make this world a better place by using cutting edge technology. NASDAQ, home to the world’s largest and most innovative companies, is proud to have over 80 Israeli companies listed, making it the country with the second largest number of companies trading on the NASDAQ after the U.S.,” said Nelson Griggs, Executive Vice President of Listing Services at Nasdaq. “We look forward to working with and supporting Evogene as it grows and achieves new milestones.”

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key market segments: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene’s control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor
Director, Public and Investor Relations
E: IR@evogene.com
T: +972 54 22 88 039